SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CERAGON NETWORKS LTD.

Date: May 23, 2024	By: /s/ Hadar Vismunski Weinberg
Name: Hadar Vismunski Weinberg Title: Chief Legal Officer

2024 Annual General Meeting of Shareholders

On May 23, 2024, Ceragon Networks Ltd. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on April 18, 2024, as amended on May 20, 2024, and is incorporated herein by reference. All of the proposals brought before the Company’s shareholders at the Meeting were approved by the shareholders.